ORIGIN AGRITECH LIMITED

No. 21 Sheng Ming Yuan Road

Changping District

Beijing F4, 102206

Peoples’ Republic of China

December 5, 2012

Via Edgar

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the Fiscal Year Ended September 30, 2011 Filed January 20, 2012

File No. 000-51576

Dear Mr. Humphrey:

I am in receipt of your letter of October 23, 2012, in which you set forth three comments. The comments are reproduced below with the company response thereafter.

Form 20-F for the fiscal year ended September 30, 2011

Item 5. Operating and Financial Review and Prospects, page 48 Critical Accounting Policies, page 54

1.	While you provide disclosures with regard to goodwill impairment on page 10 of your Form 20- F, we believe that you should revise your future filings to provide a discussion of the percentage by which fair value exceeds carrying value for your remaining goodwill. Such a discussion should provide a description of key assumptions underlying your determination of fair value as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your impairment test. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Response:

We will revise our future filing to discuss the percentage by which fair value exceeds carrying volume for our goodwill.

Securities and Exchange Commission

2.	Based on your response to our prior comment 1, it appears that your disclosures should also be supplemented with a sensitivity analysis and a related discussion that addresses the potential outcomes of your impairment testing using various assumptions.

Response:

We will revise our future filings to supplement the sensitivity analysis and related discussion to address the potential outcomes of impairment testing.

Write-down of Inventory, page 55

3.	While you provide a general description of the risks that you could suffer additional inventory write downs on page 8 of your Form 20-F, we believe that you should revise your future filings to provide a description of the key assumptions underlying your determination of inventory amounts as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your analysis. For guidance, please refer to Item 303(a)(3) of Regulation S-K. In particular, we note you recognized significant write downs for each of the years presented. In this regard, if you expect to incur material inventory write downs on a yearly basis, please clearly disclose this expectation.

Response:        We will revise future filings to describe any key assumptions concerning inventory issues.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James Chen

James Chen,

Chief Financial Officer

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